Exhibit (a)(7)


This announcement is not an offer to purchase or a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated May 14, 1999 and the related Letter of Transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                       (Including the Associated Rights)
                                       of
                              ReSound Corporation
                                       at
                              $8.00 Net per Share
                                       by
                           GN Acquisition Corporation
                     an indirect wholly-owned subsidiary of

                              GN GREAT NORDIC LTD.

GN Acquisition Corporation, a California corporation ("Purchaser") and an indirect wholly-owned subsidiary of GN Great Nordic Ltd., a Danish corporation ("Parent"), is offering to purchase all outstanding shares of Common Stock, par value $0.01 per share (including the associated preferred share purchase rights, the "Shares"), of ReSound Corporation, a California corporation (the "Company"), at $8.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 14, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

-------------------------------------------------------------------------------
           THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
                 NEW YORK CITY TIME, ON FRIDAY, JUNE 11, 1999,
                         UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------

The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN THE OFFER TO PURCHASE) A NUMBER OF SHARES WHICH, TOGETHER WITH THE SHARES THEN OWNED BY PURCHASER AND PARENT, WOULD REPRESENT AT LEAST NINETY PERCENT (90%) OF THE TOTAL NUMBER OF OUTSTANDING SHARES (THE "MINIMUM CONDITION").

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT EACH OF THE OFFER, THE MERGER AND THE STOCK OPTION AGREEMENT (EACH AS DEFINED BELOW) IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED THE OFFER, THE MERGER AND THE STOCK OPTION AGREEMENT AND RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 10, 1999 (the "Merger Agreement") among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, and in accordance with the applicable provisions of the California General Corporation Law, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). Thereupon, each outstanding Share (other than Dissenting Shares (as defined in the Offer to Purchase) and Shares owned by Parent or Purchaser or any of their subsidiaries) will be converted into and represent the right to receive $8.00 in cash or any higher price that may be paid per Share in the Offer, without interest.

The Offer is subject to certain conditions set forth in the Offer to Purchase, including satisfaction of the Minimum Condition and expiration or termination of the waiting period applicable to Purchaser's acquisition of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

The Merger Agreement provides that, in the event the Minimum Condition is not satisfied on any Expiration Date, Purchaser may, without the consent of the Company, (i) extend the Offer; (ii) amend the Offer to waive the Minimum Condition in contemplation of the exercise of the Top-Up Stock Option (as defined below) (to the extent the Top-Up Stock Option is exercisable at such time); or (iii) amend the Offer to provide that, in the event (A) the Minimum Condition is not satisfied at the next scheduled Expiration Date of the Offer (without giving effect to the exercise of the Top-Up Stock Option) and (B) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled Expiration Date is more than 50% of the then outstanding Shares, Purchaser will (x) reduce the number of Shares subject to the Offer to a number of Shares that, when added to the Shares then beneficially owned by Parent, will equal 49.99% of the Shares then outstanding (the "Revised Minimum Number"), (y) reduce the Minimum Condition to the Revised Minimum Number and,
(z) if a number of Shares greater than the Revised Minimum Number is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares. In the event that all conditions to the Offer other than the Minimum Condition shall have been satisfied and Shares have not been accepted for payment by Purchaser prior to July 15, 1999 (or, if certain regulatory approvals have not been obtained, September 15, 1999), on such date, Purchaser shall take either the action contemplated by clause (ii) above or the action contemplated by clause (iii) above.

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Parent's and Purchaser's entering into the Merger Agreement, the Company entered into a Stock Option Agreement dated as of May 10, 1999 (the "Stock Option Agreement") with Parent and Purchaser. Pursuant to the Stock Option Agreement, the Company granted to Purchaser an irrevocable option (the "Top-Up Stock Option") to purchase that number of Shares (the "Top-Up Option Shares") equal to the number of Shares that, when added to the number of Shares owned by Purchaser, Parent and their subsidiaries immediately following consummation of the Offer, will constitute 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer price, subject to the terms and conditions set forth in the Stock Option Agreement, including, without limitation, that the Top-Up Stock Option shall not be exercisable if the number of Shares that would otherwise be issued thereunder would exceed the number of authorized Shares available for issuance.

Purchaser reserves the right, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

If proration is required as a result of any reduction in the number of Shares subject to the Offer to a number equal to the Revised Minimum Number, then, because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, Purchaser would not expect to announce the final results of proration until approximately seven National Association of Securities Dealers National Market System trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Depositary and may also be able to obtain such preliminary information from their brokers. Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after July 12, 1999 unless theretofore accepted for payment as provided in the Offer to Purchase. To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent, the Depositary and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.



                    The Information Agent for the Offer is:

                                   GEORGESON
                                & COMPANY INC.
                           -------------------------.

                               Wall Street Plaza
                            New York, New York 10005
                Bankers and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll-Free: (800) 223-2064


                      The Dealer Manager for the Offer is:

                               GLEACHER & CO. LLC
                               660 Madison Avenue
                            New York, New York 10021
                                 (212) 418-4209
                                 (call collect)


May 14, 1999